UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Vedanta Limited

Other Events

Vedanta Limited (“the Company”) in line with the Production Release made by Vedanta Resources Plc, the holding Company, issued a production release for the Third Quarter and Nine months ended December 31, 2016. A copy of the Press Release is attached as Exhibit 99.1.

Exhibits

Ex-99.1	Production Release for the Third Quarter And Nine months ended 31st December 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2017

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G. R. Arun Kumar
Title:	Whole Time Director & Chief Financial Officer